incluzion

DIVERSE ON-DEMAND TALENT

JIBRIL SULAIMAN | CEO
FOUNDERS@INCLUZION.CO
872-222-8227

PROBLEM

Companies are searching for diverse talent to hire.



However in 7 years -- 51% of workforce will be on-demand & contract talent.
Until now, no platform provided a way to hire diverse on-demand talent.



incluzion

Black, Latinx & Female On-Demand Talent

On-Demand Marketplace (Industry Agnostic)

IT Staffing (Contract & Perm)

Social Community For On-Demand Talent











Search Incluzion
Home
Discovery
Members
About
Topics
Events
Specialties
Circles
Join Talent Marketplace
ONLINE NOW
Incluzion
A Community of Diverse Freelancers & Micro-Entrepreneurs
Manage
Share what's on your mind...
SHOWING PERSONAL FEED
SORTED BY LAST ACTIVITY
Jibril Sulaiman
Host
Why We Built Incluzion For You
We created Incluzion to bring together the people most important to us in a way that's focused, valuable, and—most importantly—all our own. There's no question it's a different approach. And a new...continue reading
BUSINESS EXPERTS
CLIENTS
HOW IT WORKS
LOGIN
SIGN UP
13 projects found
Latest Projects
Swift Development for mobile app prototype
$1,000.00
Mobile App Development
Sketch
Remote Sizing for Clothing
$200.00
Machine Learning
Developer needed for creating Productivity APP MVP
$1,000.00
CSS
Database Backup and Recovery
Frontend Web Application Development
Full Stack Web Development
HTML
Java
Javascript
Web & Mobile Design
Web Development
Web Interface Design
Web, Mobile & Software Dev
Website Design
Web designer needed for creating a responsive WordPress Theme

3

SOCIAL IMPACT

Eliminate the pipeline & talent pool excuses

- - - -

- Provide better earning & economic growth opportunities to historically marginalized groups.

- Provide a technology that will empower marginalized groups with the ability to innovate in their careers as freelance professionals.

- Reduce the unforeseen wage inequalities that arise in on-demand work

- Create partnerships that drive a diverse "future of work"

BUSINESS MODEL

- $$$ - Gig Marketplace Fees
- $$$ - Fulltime & Contract

Technical Staffing Placement Fees



$$$ - Affiliate :
Bookkeeping Software | Credit Services | Insurance

GO TO MARKET

Clients (Companies)



Business Development (Sales)

Through Linkedin, Email & Phone

Talent







Social Media

Word of Mouth

Career Services

Boot Camps

COMPETITION

	Diversity Focused	Recruiting / Direct Hire	Contract Staffing	Freelance Talent	Marketplace	Job Board
incluzion	✓	✓	✓	✓	✓	✗
THEMOMPROJECT	✓	✓	✓	✗	✓	✗
upwork	✗	✓	✓	✓	✓	✗
DiverseStaffing	✓	✓	✓	✗	✗	✗
JOPWELL	✓	✓	✗	✗	✗	✓
Vettery	✗	✓	✓	✗	✓	✗
PowerToFly	✓	✓	✓	✗	✓	✗

Advantage: 1st to market choice for companies hiring Black, Latinx & Female on-demand talent .
1st to market choice when candidates want to work flexibly with diversity conscious companies.



Jibril Sulaiman
CEO / Founder



Troy Reddick
VP of Accounts



Brian Yack
VP of Recruitment



Brittany Arnold
VP of Marketing



William Shelton
Online Community
Engagement



Maxine Cain
Advisor



Chris Redd
Advisor



Lebone Moses
Advisor

Staffing/Recruiting Industry

On-Demand | Contract | Direct Hire

$161 Billion

Revenue

Source:US Staffing Industry Market Estimates and Forecast



MARKET

On-demand talent in the United States from 2017 to 2028 (in millions)



MILESTONES

- INCLUZION LAUNCHED 10/7/18

- 1000+ PROFESSIONALS JOINED
- 250+ COMPANIES JOINED
- 75+ TALENT REQUESTS

- 10+ PARTNER COMPANIES





























STEM ATLANTA women
science • technology • engineering • math

A LAW FIRM FOR THE ON DEMAND ECONOMY - SMALLBIZFLO.COM
SmallBizFlo

GA GENERAL ASSEMBLY ATLANTA

Your DevOps Recruiter
Putting YOU first!

ersity

trainXtra

African Chamber of Commerce
Commerce Link to Africa

SMALL BUSINESS MAJORITY

DC DIVERSE CITY
Representing the Underrepresented

BLACK TECH ACADEMY

MINTECH AGENCY

Talantage Staffing Solutions

EMORY | Emory Continuing Education
EMERGING TECHNOLOGY





incluzion

THANK YOU

👤 **Jibril Sulaiman**

📱 **872-222-8227**

✉️ **founders@incluzion.co**

🔗 **INCLUZION.CO**

ADDENDUM

CASE STUDY

KIMBERLY - FOUNDER OF GO TOGETHER



WASHINGTON, DC





incluzion

- Founder pitching at SXSW
- Wants to work with diverse individuals like herself
- Needed a pitch deck four days before her pitch.
- Lives in Washington, DC.

KIMBERLY – FRONTEND DEVELOPER & DESIGNER

LITTLE ROCK, AR

- Wants to grow her business
- Wants to provide clients (especially diverse individuals like herself) with high quality work.
- Lives in Little Rock, AR

14

The Result: Secured the Check

The Client



New Voices Pitch Competition Winners
TEN THOUSAND DOLLARS
New Voices Pitch Contest
New Voices
mvmt 50
TOGETHER WE TRANSFORM COMMUNITIES
4X
Certified B Corporation
FAIR TRADE

incluzion

The Freelancer





- Kimberly pitched at SXSW and won a $10,000 prize for her pitch. Kimberly, with the help of Incluzion, accomplished her goal.

- Kimberly was able to provide work for a client that she would not have otherwise & secured her payment through Incluzion's platform.

15

Provide Access to Everyone
(A Diversity-Focused Upwork)



- Platform that provides companies with the ability to directly access and hire diverse talent for its opportunities.

- Platform that provides diverse on-demand talent with exposure to projects they wouldn't normally have the opportunity to see.

16

COMPANIES ARE HIRING MORE ON-DEMAND TALENT



2025

Employers believe 69% of their organizations will be on-demand

Source: Ranstad Workplace 2025

PROFESSIONALS ARE MOVING TO ON-DEMAND

2018



57M / 36%

47% Millennials

On-Demand/Contract Talent:



Source: Freelancers Union/Upwork

2027



87M / 51%

GLOBAL MARKET OPPORTUNITY

Diverse On-Demand Talent

African Diaspora





The Economist
THE HUMAN CLOUD INDUSTRY IS ESTIMATED TO BE WORTH $50bn A YEAR
1:20 / 1:59

Click to Play Video







Operations



Continued Platform Development

INVESTMENT



Targeted Ads



B2B Sales –

Client Job Orders



Talent Recruitment